UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2014

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION

(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 2, 2014, Collabrium Japan Acquisition Corporation (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with two of Nasdaq’s continued listing requirements. The Notice stated that the Company failed to file a Form 6-K that includes an interim balance sheet and income statement for the second quarter ended March 31, 2014 no later than six months after the end of such quarter, as required by Listing Rule 5250(c)(2) (the “Six Month Financials Rule”). The Notice also stated that the Company failed to solicit proxies and hold an annual meeting of shareholders within 12 months after its fiscal year ended September 30, 2013, as required by Listing Rules 5620(a) and (b) (the “Annual Meeting Rule”).

As previously disclosed, on September 3, 2014, the Company requested a hearing to appeal the Nasdaq staff’s determination to delist the Company’s securities for failure to comply with Listing Rule 5550(a)(3), which requires the Company to have at least of 300 public holders for continued listing on the NASDAQ Capital Market. The hearing is scheduled for October 16, 2014. The Company’s failure to comply with the Six Month Financials Rule and the Annual Meeting Rule are additional deficiencies that the Company must address at the hearing. The Company intends to present a plan to regain compliance with all of the Nasdaq Listing Rules. However, there can be no assurance that the Company will be successful in its appeal of the delisting determination. The Company’s securities continue to trade on the Nasdaq Capital Market while the appeal is pending.

Exhibits

Exhibit No.	Description

99.1	Press release dated October 6, 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 6, 2014

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release dated October 6, 2014.

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